UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34064 / October 21, 2020

In the Matter of	:
	:
Harvest Volatility Edge Trust	:
420 Lexington Avenue, Suite 2620	:
New York, New York 10170	:
	:
(811-23286)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above named applicant filed an application on October 31, 2019, and amendments on March 10, 2020 and July 31, 2020, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On September 25, 2020, a notice of filing of the application was issued (Investment Company Act Release No. 34029). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary